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                             July 15, 2021

       Mark Chi Hang Lo
       Chief Executive Officer
       AMTD Digital Inc.
       25/F Nexxus Building
       41 Connaught Road Central
       Hong Kong

                                                        Re: AMTD Digital Inc.
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form F-1
                                                            Filed on July 2,
2021
                                                            File No. 333-256322

       Dear Mr. Lo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2021 letter.

       Amendment No. 3 to Form F-1 filed on July 2, 2021

       Prospectus Summary
       Overview, page 2

   1. We note your response to our prior comment 1 and reissue in part. We note your disclosure at page 2
that you had applied previously for a license from the Monetary
                                                        Authority of Singapore
for a digital wholesale banking license and that the MAS had granted licenses to
other applicants. We further note your disclosure that you are actively pursuing the digital
banking license opportunity. From a December 4, 2020 media release by the MAS, it appears
that the MAS is not currently accepting further applications at this
 Mark Chi Hang Lo
AMTD Digital Inc.
July 15, 2021
Page 2
         time. If true, please clarify your disclosure accordingly. Please explain how you are currently actively pursuing a digital banking license, such as the future steps involved in the application process and where the company currently is within the application process. Similarly, please advise us of the date that Applaud submitted its application to the MAS for a direct insurance license, and disclose any remaining steps involved in that application process and where the company currently is within such application process.
       You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameMark Chi Hang Lo                             Sincerely,
Comapany NameAMTD Digital Inc.
                                                               Division of
Corporation Finance
July 15, 2021 Page 2                                           Office of
Finance
FirstName LastName